Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

           Attention Business Editors:
           Northcore annouces partnership with Pan Pacific Group through Southcore
           Technologies Ltd.

           TORONTO, June 4 /CNW/ - Northcore Technologies Inc. (TSX: NTI; OTCBB:
NTLNF), a global provider of asset management technology solutions, announced today that it has entered into a strategic partnership with the Pan Pacific
Group International Ltd. through their shared ownership of Southcore
Technologies Ltd.
           The Pan Pacific Group International Ltd., is a leading force in large project coordination throughout the Caribbean and South and Central American markets. Through this collaboration, Southcore Technologies will connect certain assets of Pan Pacific, on an exclusive basis, with enabling technologies from Northcore and market a proven suite of online products to the broad business network of Pan Pacific. Northcore owns 40 percent of
Southcore Technologies through the issue of 7.5 million treasury shares to Pan
Pacific.
           "Pan Pacific has relationships across 67 countries that are well suited to realize benefits from our solutions. We see an opportunity to accelerate
Northcore's growth on an international scale by helping this business network achieve cost savings and operational efficiencies," said Duncan Copeland, CEO of Northcore Technologies.
           "We have a 20 year history in bringing North American corporations to developing countries and facilitating business. Our greatest assets are the strong relationships that we have established around the world. We are excited about the expressions of interest we have received thus far in what we consider to be the global leader in asset management products," said John Van
Dyke, CEO of the Pan Pacific Group.

           About Northcore Technologies Inc.

           Northcore Technologies provides software solutions and services that help organizations source, manage and sell their capital equipment and assets.
Northcore works with a growing number of customers and partners in a variety of sectors including financial services, manufacturing, oil and gas and government.
           Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE. Together, the companies work with leading organizations around the world to help them gain more value from and more control over their assets.
           Additional information about Northcore can be obtained at
www.northcore.com.

           <<
           About Pan Pacific Group International Ltd.
           ------------------------------------------
           >>

           The Pan Pacific Group International Ltd. was founded in 1986. It is a multinational firm with a significant project portfolio in industries such as;
Financial Services, Tourism, Real Estate, Construction, Farming, Mining,
Transportation, Import/Export, Hospitality, Telecommunications, Technology and
Entertainment. Its base of operations spans 67 countries with a strong concentration in the developing world.
           Additional information about the Pan Pacific Group can be obtained at
www.panpacificgrp.com.

           This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.
These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause Northcore's ("the Company") results to differ materially from expectations. These risks include the Company's ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company's Form 20-F filed with the
Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved.

           %SEDAR: 00019461E          %CIK: 0001079171

           /For further information: Northcore Technologies Inc., Investor
Relations, Tel: (416) 640-0400 ext. 273, E-mail:
InvestorRelations(at)northcore.com/
           (NTI. NTLNF)

CO:  Northcore Technologies Inc.

CNW 11:46e 04-JUN-09